The Royce Funds

745 Fifth Avenue New York, NY 10151 (212) 508-4500 (800) 221-4268 e-mail: funds@roycenet.com website: www.roycefunds.com

May 11, 2011

Securities and Exchange Commission
Attn: Mr. Kevin Rupert
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Investment Management

Re:	Registration Statement on Form N-14 for Royce Global Value Trust, Inc. and Royce Value Trust, Inc.

Dear Mr. Rupert:

       This letter sets forth responses to comments from the staff given over the telephone regarding the Registration Statement on Form N-14 of Royce Global Value Trust, Inc. ("RGV") (the "Registration Statement"), containing the preliminary combined prospectus/proxy statement and preliminary statement of additional information of RGV and Royce Value Trust, Inc. ("RVT") relating to a proposed transaction in which RVT would contribute a portion of its assets to RGV in return for shares of common stock of RGV which RVT would in turn distribute to its common stockholders (the "Spin-Off Transaction").   Set forth below are the staff's comments and responses jointly prepared on the Funds' behalf by both the undersigned, and by Sidley Austin LLP, counsel to the Funds' non-interested directors.

1.

Comment: RVT's proxy statement should set forth other alternatives to the "Spin-Off Transaction" that management determined not to propose to RVT's Board and the reasons for not proposing such alternatives.

Response:

The following language appears in the Preliminary Proxy Statement included in the Form N-14 Registration Statement and previously filed with the SEC and sets forth the reasons that RVT's management and its Board determined that the Spin-Off Transaction would be preferable to alternatives of either (i) issuing shares in a newly-organized closed-end equity fund (please see #2 below) or (ii) continuing RVT in its current form with or without changes to its investment restrictions (please see #1 and # 3 below):

       "The Board believes that the Transaction will result in the following benefits to [RVT] common stockholders:

       1.  The common stockholders will receive shares of an investment company with a different risk-return profile from [RVT], thereby providing common stockholders with the following alternatives: (a) retaining their shares in both [RVT] and [RGV]; (b) selling their [RGV] shares and retaining their [RVT] shares; or (c) selling their [RVT] shares and retaining their [RGV] shares. As a consequence, [RVT's] common stockholders may more closely align their investment portfolio with their desired exposure to different segments of the equity market.....

       2.  [RGV] Common Stock will be issued at a much lower transaction cost to investors than is typically the case for a newly-organized closed-end equity fund since there will be no underwriting discounts or commissions. The Transaction will not result in an increase in the aggregate net assets of [RVT] and [RGV]. Royce has agreed to pay the out-of-pocket costs of the Transaction. See "--Transaction Expenses" below.

       3.  As a globally diversified fund, [RGV] will afford stockholders the opportunity to seek the capital growth opportunities presented by foreign securities exposure...."

Consequently, it is submitted that the above existing disclosure appropriately addresses your comment.

2.	Comment. Explain whether or not RVT will be acting as an underwriter of the securities of another issuer in the context of the "Spin-Off Transaction."
Response:

    Although RVT technically may be considered a statutory underwriter under Section 2(a)(11) of the Securities Act of 1933 and Section 2(a)(40) of the Investment Company Act of 1940, RVT, and counsel to RVT's non-interested directors, do not believe that RVT's actions in connection with the Spin-Off Transaction should be viewed in the more general sense to constitute underwriting the shares of RGV. Furthermore, it is our view that the investment restriction prohibiting RVT from underwriting the securities of "other issuers" does not extend to a corporate reorganization such as the Spin-Off Transaction involving RVT itself.

    In communicating the staff's comment, you noted that Gabelli Equity Trust has a similar investment restriction, but specifically carves out spin-off transactions from the prohibition. The additional clarity provided by the Gabelli Equity Trust language is helpful, but we do not believe it is required. As noted above, we do not believe that this investment restriction applies to a reorganization such as the Spin-Off Transaction. We note that in 1992, Sci/Tech Holdings, Inc. ("Sci/Tech") was reorganized as Merrill Lynch Technology Fund, Inc. ("Technology Fund") and Merrill Lynch Healthcare Fund, Inc. ("Healthcare Fund") in a spin-off transaction similar to the Spin-Off Transaction. Sci/Tech (which became Healthcare Fund), distributed shares of Technology Fund to its common stockholders. Sci/Tech had an investment restriction similar to RVT's, which generally prohibited it from underwriting the securities of other issuers.

    We also note that numerous funds have engaged in asset acquisition transactions where Fund A transfers all of its assets to Fund B in exchange for shares of Fund B, which are then distributed to Fund A shareholders in liquidation of Fund A. Many of these funds have investment restrictions similar to RVTs, and these transactions, to our knowledge, have not been viewed as implicating such investment restrictions.

    In some respects, the distribution of RGV shares to RVT common stockholders in the Spin-Off Transaction is similar to the issuance of new shares to existing shareholders under a dividend reinvestment plan, which has long been viewed by the Commission staff as not to involve the "sale" of a security (see, e.g., Securities Act Release No. 929 (July 29, 1936)). The distribution of RGV shares in the Spin-Off Transaction is, in our view, much closer to the distribution of shares in a dividend reinvestment plan than the underwriting of securities of another issuer.

3.

Comment: State, in correspondence to the staff, whether RVT will pay a management fee to its investment adviser, Royce & Associates, LLC ("R&A") in excess of the 1.00% annual base fee for the quarter ended March 31, 2011 due to any outperformance by RVT of its fulcrum fee benchmark index.

Response:

For the first three months in 2011, RVT's investment performance for its rolling 60-month fulcrum fee performance measurement period was 1% above the investment performance of the RVT's fulcrum fee benchmark, the S&P 600. Accordingly, the net investment advisory fee consisted of a base fee of 1% (on an annualized basis) and no adjustment for the performance of the Fund relative to that of the S&P 600.

4.	Comment: Confirm, in correspondence to the staff, that RGV will not issue either preferred stock or debt for at least 12 months following its commencement of operations.
	Response:	The above is confirmed.

5.	Comment: Confirm to the staff that RGV will file a form of tax opinion and undertake to file a final tax opinion with the next pre-effective amendment to the Registration Statement.
	Response:	A final tax opinion will be filed with the final pre-effective amendment.

6.	Comment: Add disclosure to the Registration Statement clarifying whether the Board of Directors of RVT considered any benefits to R&A that may result from the "Spin-Off Transaction."
Response:

RVT's Board of Directors considered the fact that the total net assets managed by R&A would not be increased as a result of the Spin-Off Transaction. Furthermore, the Board considered the fact that RGV's asset-based investment advisory fee fixed at an annual rate of 1.25% of RGV's average net assets could result in a higher or lower fee than would have been paid to R&A under RVT's fulcrum investment advisory fee.

Disclosure as to the different advisory fees is set forth in the Registration Statement under "Summary -- Investment Adviser to Global Trust; Advisory Fees," "The Transaction -- Description of the Transaction" and "Investment Advisory Services Provided by Royce."

7.

Comment: In the Q&A section of RVT's Proxy Statement, state that newly issued common stock of RGV will be more "thinly traded" than RVT which could result in "increased market price discounts or premiums to net asset value."

Response:

The following disclosure has been added immediately after the eighth Q&A:

"Q: Will the [RGV] common stock be listed on an exchange?

A: It is expected that the [RGV] common stock will be listed on the NYSE. [RGV] is newly organized and has no operating history or history of public trading. There can be no assurance as to the depth or quality of the market for [RGV] common stock."

8.

Comment: In the Q&A section of RVT's Proxy Statement, in response to the question "What if I sell my shares of common stock of [RVT] before the Transaction takes place?", add language that conveys to a shareholder the notion that whether one sells all of his or her RVT common stock before the Transaction or sells all of his or her RGV and RVT common stock immediately following the Transaction, the net asset value of the aggregate common stock sold will be the same.

Response:

The requested disclosure is set forth in the third question in the Q&A section of the Registration Statement on file with the SEC which states the following:

"The aggregate net asset value of your common shares of [RVT] and the common shares of [RGV] you receive in the Transaction will equal the aggregate net asset value of the shares you own immediately prior to the Transaction (assuming you have not sold or otherwise disposed of your shares of [RVT] prior to the distribution record date)."

9.	Comment: Throughout the Registration Statement, refer to the distribution of RGV common stock to RVT common stockholders as a "distribution" and not as a "dividend"."
	Response:	References to a "dividend" of RGV common stock to RVT common stockholders have been changed to a "distribution" of such stock.

10.

Comment: Add disclosure to the first two pages of the Prospectus/Proxy Statement describing possible adverse tax consequences for any RVT common stockholders that could receive a return of capital in excess of their tax basis.

Response:

The last sentence before the cross reference in the first paragraph under "Summary -- The Proposed Transaction" has been modified to read in its entirety as follows: "The Transaction may result in a non-taxable return of capital to [RVT]'s common stockholders and, in certain circumstances, a taxable gain."

This sentence is followed by a cross reference to the tax sections, which provide additional disclosure. Please note that the Summary section also contains a summary of the tax consequences on page 3.

11.

Comment: Add disclosure within the first two pages of the Prospectus/Proxy Statement that states that the net asset value of RVT will decrease by the amount of the distribution of RGV shares of common stock to RVT common stockholders.

Response:

The following has been added as a new second paragraph under "Summary -- The Proposed Transaction":

"The aggregate net asset value of the [RVT] Common Stock held by a stockholder immediately prior to the Transaction will decrease by the net asset value of the [RGV] Common Stock that such stockholder receives in the Transaction."

12.

Comment: State that fractional shares of RGV aggregated and sold by the Distribution Agent may be sold below net asset value and any such discount to net asset value would result in lower cash proceeds payable to the shareholder.

Response:

The following has been added immediately after the second sentence of the third paragraph under "Summary -- Manner of Effecting the Distribution":

"The shares may be sold by the Distribution Agent at a discount or a premium to net asset value; therefore, a stockholder may receive less or more than the net asset value for any such fractional shares."

13.

Comment: In correspondence to the staff, confirm that only cash and cash equivalents will be contributed by RVT to RGV, or otherwise quantify the tax impact of contributions of any securities with net unrealized appreciation.

	Response:	RVT confirms that its intention is to contribute cash, cash equivalents and/or to a limited extent equity securities (only to the extent such equity securities have no net unrealized appreciation).

14.	Comment: In footnote (1) to the table of Fees and Expenses remove any reference to Preferred Stock.
Response:

Footnote (1) has been revised to read as follows:

"(1) The percentages in the above table expressing annual fund operating expenses are, except as noted in note (2) below, based on [RVT's] actual expenses for the year ended December 31, 2010 and estimated amounts for [RGV's] first full fiscal year. Annual Expenses for [RVT] as a percentage of net assets attributable to common stock were .23% for the year ended December 31, 2010."

15.	Comment: In the table of Fees and Expenses add a line item reflecting the Expense to Common Stockholders of Preferred Stock Distributions.
Response:

After consideration of the Comment, we note (i) that Form N-2 does not provide for the inclusion of such a line item in the table of Fees and Expenses, and (ii) that distributions to Preferred Stockholders are not "expenses," but rather dividends paid in priority to any distributions to common stockholders. We respectfully submit that it is neither required nor appropriate to reflect Preferred Stock Distributions as an "expense."

16.

Comment: In the section following the sub-heading "Transaction Expenses" the following sentence appears: "It is not expected that the Distribution will have a significant effect on the annual expenses of Value Trust as a percentage of its net assets." Please specifically quantify what the effect will be.

Response:

The following disclosure replaces the last sentence under "The Transaction - Transaction Expenses":

"It is expected that immediately after the Transaction, [RVT]'s total annual expenses as a percentage of net assets attributable to common stock would increase from 1.45% to 1.49%, primarily as a result of the increase in [RVT]'s investment advisory fee as a percentage of net assets attributable to common stock, notwithstanding the fact that the actual dollar amount paid by [RVT] to [R&A] would decrease."

17.	Comment: Add disclosure to the section under the sub-heading "Costs Associated with Sales of Global Trust Common Stock" stating that there can be no assurance a market will develop for such shares.
Response:

The following language has been added to the end of such section:

"Although [RGV] Common Stock will be listed on the NYSE, [RGV] is newly organized and has no operating history or history of public trading. There can be no assurance as to the depth and liquidity of the market that may develop for [RGV] Common Stock."

18.

Comment: In the section appearing under the heading "Required Vote For Proposal" add disclosure, similar to that already in the document regarding RVT's Board recommendations, regarding whether the Board of Directors of RGV recommends approval of the "spin-off ransaction."

Response:

At its Organizational Board of Directors Meeting on February 16, 2011, RGV's Board approved the Spin-Off Transaction. Only RVT's stockholders will be voting to approve the Spin-Off Transaction and therefore only RVT's Board of Directors recommended that its stockholders approve the Spin-Off Transaction.

19.	Comment: Confirm, in correspondence to the staff, that RGV does not anticipate incurring greater than .01% of annual acquired fund expenses during its first twelve months of operation.
	Response:	Confirmed.

20.	Comment: Confirm to the staff what financials will ultimately be filed with the Registration Statement.
Response:

As of the effective date of the Registration Statement, one (1) share of RGV common stock will be outstanding, which will be owned beneficially and of record by RVT. This share will be issued in respect of RVT's contribution of $10 of initial capital to RGV. RVT will contribute an additional $99,990 of initial capital before the distribution of RGV common stock to holders of RVT common stock pursuant to the Spin-Off Transaction. An audited statement of assets and liabilities of RGV showing the initial capitalization of $10, together with the related report of Tait, Weller, & Baker LLP, independent registered public accounting firm to RGV, will be filed with the final pre-effective amendment to the Registration Statement.

        We believe that the proposed modifications to the Registration Statement are responsive to the staff's comments. RGV and RVT acknowledge that (i) each is responsible for the adequacy and accuracy of the disclosure in this Amendment; (ii) SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to this Amendment; and (iii) each may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        Please direct any further communications relating to this filing to the undersigned at (212) 508-4578.

Very truly yours,
/s/ John E. Denneen
John E. Denneen Secretary

JED:rw

cc: Frank P. Bruno, Esq. Sidley Austin LLP